EXHIBIT 95

MINE SAFETY DISCLOSURES

During the period covered by this report:

1. The U.S. Mine Safety and Health Administration assessed civil penalties totaling $431 for citations related to work performed by our subsidiary Southern Industrial Constructors, Inc. at 3M Company’s 3M Pittsboro mine in Chatham County, North Carolina. The company has no other disclosures to report under section 1503 for the period covered by this report.